Exhibit (a)(6)

Contact:

Chad Holmes	Jamie Bernard
Chief Financial Officer	Senior Associate
Charles River Associates	Sharon Merrill Associates, Inc.
312-377-2322	617-542-5300

CHARLES RIVER ASSOCIATES (CRA) PROVIDES PRO FORMA INFORMATION

WITH RESPECT TO ITS TENDER OFFER

BOSTON—(BUSINESS WIRE)—March 11, 2016— Charles River Associates (NASDAQ: CRAI), a worldwide leader in providing economic, financial, and management consulting services, today is providing the following additional information with respect to its offer to purchase for cash up to $30 million in value of shares of its common stock, no par value, at a purchase price not less than $18.00 per share nor greater than $19.75 per share, net to the seller in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2016, as amended on March 3, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”).

Pro Forma Information

The following unaudited consolidated pro forma financial information is derived from CRA’s consolidated financial statements, which CRA prepares in accordance with GAAP. The pro forma financial information presented below should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended January 2, 2016, filed with the Securities and Exchange Commission on March 4, 2016.

The pro forma financial information below assumes that: (i) the Tender Offer is fully subscribed; (ii) the purchase price per share is determined to be $18.00 (the lowest per-share purchase price in the Tender Offer); (iii) CRA purchases 1,666,666 shares of its common stock and such purchases are fully funded through borrowings on an existing revolving credit facility and (iv) purchases under the Tender Offer were made as of January 2, 2016 with respect to the selected Consolidated Balance Sheet data provided and as of January 4, 2015 with respect to the selected Consolidated Statements of Operations data provided.  This pro forma financial information is not necessarily indicative of either our financial position or results of operations that would have been obtained had these transactions been consummated on the terms and dates described above and is not necessarily indicative of future results. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other risks and uncertainties, certain of which are beyond our control.

Selected Consolidated Balance Sheet Data

	January 2, 2016
	Actual	Adjustments for the Tender Offer	Pro Forma
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$38,139	$—	$38,139
Accounts receivable, net of allowances	60,904	—	60,904
Unbilled services, net of allowances	25,473	—	25,473
Prepaid expenses and other current assets	11,876	—	11,876
Forgivable loans	4,402	—	4,402
Total current assets	140,794	—	140,794
Property and equipment, net	31,338	—	31,338
Goodwill	76,970	—	76,970
Intangible assets, net of accumulated amortization	3,591	—	3,591
Deferred income taxes	18,856	—	18,856
Forgivable loans, net of current portion	40,283	—	40,283
Other assets	1,885	—	1,885
Total assets	$313,717	$—	$313,717
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,652	$—	$13,652
Accrued expenses (1)	65,118	327	65,445
Deferred revenue and other liabilities	5,730	—	5,730
Current portion of deferred rent	1,069	—	1,069
Current portion of deferred compensation	814	—	814
Current portion of debt obligation under revolving credit facility (2)	—	30,000	30,000
Current portion of notes payable	75	—	75
Total current liabilities	86,458	30,327	116,785
Deferred rent and facility-related non-current liabilities	11,836	—	11,836
Deferred compensation and other non-current liabilities	4,355	—	4,355
Deferred income taxes	—	—	—
Total noncurrent liabilities	16,191	—	16,191
Shareholders’ equity:
Common stock (3,4)	65,731	(30,107)	35,624
Retained earnings (5)	155,275	(220)	155,055
Accumulated other comprehensive loss	(9,250)	—	(9,250)
Total CRA International, Inc. shareholders’ equity	211,756	(30,327)	181,429
Noncontrolling interest	(688)	—	(688)
Total shareholders’ equity	211,068	(30,327)	180,741
Total liabilities and shareholders’ equity	$313,717	$—	$313,717
Shares outstanding (3)	8,859	(1,667)	7,192
Book value per share	$23.83		$25.13

NOTE: Pro forma information assumes the Tender Offer occurred on the balance sheet date.

(1) Pro forma information reflects accrued interest on borrowings for the entire year and fees and expenses directly attributable to the Tender Offer as well as adjustments for income taxes and fees associated with the unused portion of the revolving credit facility.

(2) Pro forma information assumes shares repurchased in the Tender Offer were funded through borrowings from CRA’s existing revolving credit facility.

(3) Pro forma information assumes the Tender Offer is fully subscribed and $30 million of shares were repurchased and retired at the minimum purchase price for the Tender Offer of $18.00 per share.

(4) Pro forma information reflects estimated fees and expenses, net of tax, directly attributable to the Tender Offer.

(5) Retained earnings reflect interest on borrowings, net of tax.

Selected Consolidated Statements of Operations Data

	For the Fiscal Year Ended January 2, 2016
	Actual	Adjustments for the Tender Offer	Pro Forma
	(in thousands, except per share data and ratio of earnings to fixed charges)

Revenues	$303,559	$—	$303,559
Costs of services	207,650	—	207,650
Gross profit	95,909	—	95,909
Selling, general and administrative expenses	72,439	—	72,439
Depreciation and amortization	6,552	—	6,552
NeuCo goodwill impairment	4,524	—	4,524
Income from operations	12,394	—	12,394
Interest income	45	—	45
Interest expense (1)	(583)	(412)	(995)
NeuCo gain on extinguishment of debt	606	—	606
Other expense, net	(647)	—	(647)
Income before provision for income taxes	11,815	(412)	11,403
Provision for income taxes (2)	(5,490)	192	(5,298)
Net income	6,325	(220)	6,105
Net loss attributable to noncontrolling interest, net of tax	1,332	—	1,332
Net income attributable to CRA International, Inc.	$7,657	$(220)	$7,437

Net income per share attributable to CRA International, Inc.:
Basic (3)	$0.84		$1.01
Diluted (3)	$0.83		$1.00
Weighted average number of shares outstanding:
Basic (3)	9,010		7,343
Diluted (3)	9,195		7,449

Other Data:
Ratio of earnings to fixed charges (4)	20.27		11.46

(1)    Pro forma information reflects increase in interest related to the borrowings used to fund the Tender Offer and related fees associated with the unused portion of the existing revolving credit facility.

(2)    Pro forma information reflects income tax rate of 46.5%.

(3)    Pro forma information assumes the Tender Offer is fully subscribed at the minimum purchase price for the Tender Offer of $18.00 per share and $30 million of shares (that is, 1,666,666 shares) were repurchased on January 4, 2015.

(4)    “Ratio of earnings to fixed charges” refers to (i) the ratio of (a) pre-tax income from continuing operations to (b) fixed charges; and (ii) “fixed charges” refers to the interest expense and fees associated with the unused portion of the existing revolving credit facility.

Important Information

Shareholders are urged to read CRA’s Tender Offer Statement on Schedule TO, initially filed with the Securities and Exchange Commission on February 22, 2016, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 3, 2016 (as it may be further supplemented or amended from time to time, the “Schedule TO”), as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information about the Tender Offer. Each of these documents has been or will be filed with the Securities and Exchange Commission, and shareholders may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov).

About Charles River Associates (CRA)

Charles River Associates® is a global consulting firm specializing in litigation, regulatory, financial, and management consulting. CRA advises clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guides corporations through critical business strategy and performance-related issues. Since 1965, clients have engaged CRA for its unique combination of functional expertise and industry knowledge, and for its objective solutions to complex problems. Headquartered in Boston, CRA has offices throughout the world and celebrated its 50th anniversary in 2015. Detailed information about Charles River Associates, a registered trade name of CRA International, Inc., is available at www.crai.com. Follow us on LinkedIn, Twitter, and Facebook.

FORWARD-LOOKING STATEMENTS

Statements in this press release concerning the completion of the tender offer, including the payment for shares related thereto, and the pro forma effect of the tender offer on our financial statements are “forward-looking” statements as defined in Section 21 of the Securities Exchange Act of 1934, as amended.  These statements are based upon our current expectations and various underlying assumptions. Although we believe there is a reasonable basis for these statements and assumptions, and these statements are expressed in good faith, these statements are subject to a number of additional factors and uncertainties.  These factors include, but are not limited to, the possibility that shareholders may not tender their shares in the tender offer or other conditions to completion of the tender offer are not satisfied; the number of shares tendered in the tender offer; and the timing, costs and interest rate on any indebtedness incurred to fund the tender offer. For further details of the risks to the tender offer, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. We cannot guarantee any future results, levels of activity, performance or achievement. We undertake no obligation to update any forward-looking statements after the date of this press release, and we do not intend to do so.